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                                                                 EXHIBIT 20

[LETTERHEAD]


FOR FURTHER INFORMATION CONTACT:
Lawrence E. Gloyd
Chairman of the Board and Chief Executive Officer
Rockford, Illinois
815-962-8867

FOR IMMEDIATE RELEASE
FRIDAY, MARCH 29, 1996

                   CLARCOR ADOPTS NEW SHAREHOLDER RIGHTS PLAN

ROCKFORD, IL, March 29, 1996 -- The Board of Directors of CLARCOR Inc. (NYSE:
CLC) announced today the adoption of a new shareholder rights plan to replace an existing plan that expires on April 25, 1996. The new plan, as was the old plan, is designed to deter coercive takeover tactics and provide the Company's Board with the opportunity to fully analyze and consider any offers for the Company.

     Lawrence E. Gloyd, CLARCOR's Chairman and Chief Executive Officer, said, "We are not aware of any current efforts to gain control of CLARCOR nor have we received any solicitations from any company or group. We believe the new plan, like the old one, will help protect our shareholders from abusive takeover tactics and help assure that all shareholders receive fair and equal treatment in the event of any proposed takeover of the Company."

     Under the terms of the plan, each shareholder will receive rights to purchase shares of CLARCOR preferred stock. The rights become exercisable only if (i) an individual or group announces a tender offer or intentions to commence a tender offer for 15% or more of CLARCOR's outstanding common stock; or (ii) an individual or group actually acquires 15% or more of CLARCOR's outstanding common stock. Each right would entitle the holder to buy one-hundredth of a share of a new series of preferred stock at an exercise price of $80.00. The rights expire on April 25, 2006. Distribution of the rights is not taxable to the shareholders.

     Once the rights become exercisable, each right will entitle the holder, other than the acquiring individual or group, to purchase a number of CLARCOR common shares at a 50% discount to the then-market price of CLARCOR common shares. In addition, under certain circumstances, if the rights become exercisable, the holder will be entitled to purchase the stock of the acquiring individual or group, at a 50% discount. The Board may also elect to redeem the rights at $0.01 per right.

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     Gloyd added, "The rights are intended to enable all CLARCOR shareholders to realize the long-term value of their investment in the Company. The rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with CLARCOR's Board of Directors prior to attempting a takeover."

     CLARCO is based in Rockford, Illinois, and is a diversified marketer and manufacturer of mobile and environmental filtration products and consumer products sold to domestic and international markets. Common shares of the Company are traded on the New York Stock Exchange under the symbol CLC.